Exhibit 99.2

Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and nine months ended December 31, 2012 and 2011

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Revenue	$138,934	$185,151	$484,242	$597,840
Cost of sales	80,065	105,588	268,116	320,997

Gross margin	58,869	79,563	216,126	276,843

Expenses
Selling, marketing and administration	40,380	44,175	130,776	134,124
Research and development	12,244	12,358	37,438	37,354
Depreciation and amortization of property and equipment	5,521	5,182	16,203	15,712
Amortization of intangible assets	2,393	2,392	7,178	7,170
Restructuring costs (note 2)	15,208	8,666	18,424	13,181
Impairment of goodwill (note 6)	34,173	—	34,173	—
Interest expense	3,200	2,995	9,839	11,148
Foreign exchange loss (gain)	2,036	(7,274)	8	14,084

	115,155	68,494	254,039	232,773

Other (loss) income, net	(138)	137	(317)	376

(Loss) income before income taxes	(56,424)	11,206	(38,230)	44,446

Income tax (recovery) expense (note 11)
Current	(3,206)	1,752	1,862	17,910
Deferred	(2,399)	(1,245)	(4,331)	(7,375)

	(5,605)	507	(2,469)	10,535

Net (loss) income	$(50,819)	$10,699	$(35,761)	$33,911

(Loss) earnings per share (note 13)
Basic	$(0.42)	$0.09	$(0.30)	$0.27
Diluted	$(0.42)	$0.09	$(0.30)	$0.27

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive (Loss) Income (unaudited)

(thousands of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Net (loss) income	$(50,819)	$10,699	$(35,761)	$33,911
Other comprehensive income (loss)
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	156	(269)	537	(138)
Unrealized gains (losses) on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $(28) and $2 for the three and nine months ended December 31, 2012 (zero for the three and nine months ended December 31, 2011)	991	(3,229)	(346)	3,830

	1,147	(3,498)	191	3,692

Total comprehensive (loss) income	$(49,672)	$7,201	$(35,570)	$37,603

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$145,942	$95,535
Trade receivables (note 3)	78,504	94,286
Other current assets	10,161	13,822
Income taxes recoverable	20,811	10,071
Inventory (note 4)	62,929	110,810
Deferred income taxes	16,429	14,026

	334,776	338,550

Property and equipment (note 5)	103,628	109,567
Goodwill (note 6)	—	34,173
Intangible assets (note 7)	25,365	32,339
Deferred income taxes	19,914	19,897
Deferred financing fees	3,425	5,039

	$487,108	$539,565

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$21,812	$33,908
Accrued and other current liabilities	80,060	86,555
Deferred revenue	36,671	34,034
Current portion of long-term debt (note 8)	3,050	3,050

	141,593	157,547

Long-term debt (note 8)	285,938	288,225
Other long-term liabilities	5,398	5,741
Deferred revenue	92,813	90,774
Deferred income taxes	6,896	8,887

	532,638	551,174
Guarantees and contingencies (note 14)
Shareholders’ deficit
Share capital (note 9)
Class A Subordinate Voting Shares—no par value
Authorized – unlimited
Issued and outstanding—41,046,986 shares as of December 31, 2012 and 41,762,810 shares as of March 31, 2012	453,488	458,585
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of December 31, 2012 and March 31, 2012	238,407	238,407
Treasury Shares—410,502 Class A Subordinate Voting Shares as of December 31, 2012 and 218,300 Class A Subordinate Voting Shares as of March 31, 2012	(840)	(593)
Accumulated other comprehensive loss	(10,591)	(10,782)
Additional paid-in capital (notes 9 and 10)	41,102	34,109
Deficit	(767,096)	(731,335)

	(45,530)	(11,609)

	$487,108	$539,565

Subsequent event (notes 14(a) and 18)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the nine months ended December 31, 2012

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2012	$696,399	$(731,335)	$(10,782)	$34,109	$(11,609)
Net loss	—	(35,761)	—	—	(35,761)
Participant Equity Loan Plan (note 9)	(210)	—	—	(170)	(380)
Repurchase of common shares (note 9)	(5,435)	—	—	4,685	(750)
Other comprehensive income	—	—	191	—	191
Stock-based compensation	218	—	—	2,561	2,779
Share issuance	83			(83)	—

Balance as of December 31, 2012	$691,055	$(767,096)	$(10,591)	$41,102	$(45,530)

For the nine months ended December 31, 2011

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2011	$721,819	$(762,379)	$(11,894)	$9,181	$(43,273)
Net income	—	33,911	—	—	33,911
Participant Equity Loan Plan (note 9)	351	—	—	—	351
Repurchase of common shares (note 9)	(25,555)	—	—	15,800	(9,755)
Other comprehensive income	—	—	3,692	—	3,692
Stock-based compensation	—	—	—	7,984	7,984

Balance as of December 31, 2011	$696,615	$(728,468)	$(8,202)	$32,965	$(7,090)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Nine months ended December 31,
	2012	2011
Cash provided by (used in)
Operations
Net (loss) income	$(35,761)	$33,911
Adjustments to reconcile net (loss) income to cash provided by operating activities
Depreciation and amortization of property and equipment	19,007	18,498
Amortization of intangible assets	7,178	7,170
Amortization of deferred financing fees	1,621	2,481
Non-cash interest expense (recovery) on long-term debt	431	(423)
Non-cash restructuring costs in other long-term liabilities	(573)	5,666
Stock-based compensation	2,779	7,984
Loss on foreign exchange	732	15,866
Deferred income tax recovery	(4,331)	(7,375)
Loss on disposal of property and equipment	602	233
Impairment of goodwill	34,173	—
Trade receivables	15,356	(22,965)
Other current assets	3,702	(5,483)
Inventory	47,852	(16,514)
Income taxes recoverable and payable	(10,741)	(8,162)
Accounts payable, accrued and other current liabilities	(18,575)	51
Deferred revenue	4,190	8,378

Cash provided by operating activities	67,642	39,316

Investing
Capital expenditures	(13,623)	(16,480)
Proceeds from sale of property and equipment	47	59
Intangible assets	(201)	—

Cash used in investing activities	(13,777)	(16,421)

Financing
Repurchase of common shares	(750)	(9,755)
Repayment of debt	(2,291)	(47,289)
Participant equity loan plan, net	(375)	235

Cash used in financing activities	(3,416)	(56,809)

Effect of exchange rate changes on cash and cash equivalents	(42)	(1,664)

Net increase (decrease) in cash and cash equivalents	50,407	(35,578)
Cash and cash equivalents, beginning of period	95,535	119,025

Cash and cash equivalents, end of period	$145,942	$83,447

Cash and cash equivalents are comprised as follows
Cash	$26,147	$18,306
Short-term investments	119,795	65,141

	$145,942	$83,447

Supplemental cash flow disclosures
Interest paid	$7,915	$9,731
Interest received	$285	$391
Income taxes paid	$12,850	$26,081
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	$1,819	$1,926

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2012, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Recently adopted accounting guidance

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on presentation of comprehensive income to increase its prominence in the financial statements. The new guidance eliminates the option to present components of other comprehensive income in the statement of shareholders’ equity. Instead, an entity is required to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The Company adopted the guidance in the first quarter of fiscal 2013 and included two separate but consecutive statements.

In September 2011, the FASB issued guidance to simplify the testing of goodwill for impairment. The new guidance provides an entity with the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted the guidance in the first quarter of fiscal 2013. The adoption did not have a material impact on the Company’s results of operations, financial condition or disclosures.

(b) Change in accounting policy

During the three months ended December 31, 2012, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively from July 2010, the date of the Company’s initial option grants. The Company believes that the graded method is more appropriate because it more accurately reflects the pattern of service provided by the employees. See Note 10 – Stock-based compensation for further discussion of this change in accounting policy.

2. Restructuring costs

(a) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan that will increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company will reduce its workforce by approximately 25%. The majority of this workforce reduction was completed by December 31, 2012. The Company accrued costs relating to workforce reductions which are expected to be completed in the fourth quarter of fiscal 2013. The rates used in determining this accrual are based on existing plans, historical experience and negotiated settlements. If the actual amounts differ from the Company’s estimates, the amount of the restructuring costs could be materially impacted.

Employee termination costs include termination costs related to the reduction in workforce and associated outplacement and legal costs. Other restructuring costs include fees paid to consultants supporting the restructuring process.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

The Company is currently evaluating additional employee termination and associated outplacement costs and lease and other contract cancellation costs which it will incur and record in future periods.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 December restructuring activities for the three months ended December 31, 2012 is summarized in the following table.

	Three months ended December 31, 2012
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$15,014	$125	$15,139
Restructuring costs paid	(4,267)	(32)	(4,299)
Currency translation adjustment	(55)	—	(55)

Balance at end of period	$10,692	$93	$10,785

At December 31, 2012, the accrued restructuring obligation of $10,785 (March 31, 2012 – zero) was included in accrued and other current liabilities.

(b) Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. The Company recorded an adjustment of $(40) in the three months ended December 31, 2012 and total costs of $1,947 in the nine months ended December 31, 2012 related to employee termination and associated outplacement costs. The restructuring plan was completed during the quarter ended September 30, 2012 and no further material costs are expected to be incurred.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 August restructuring activities for the nine months ended December 31, 2012 is summarized in the following table.

Nine months ended December 31, 2012
Employee Termination Costs
Restructuring costs incurred	$1,947
Restructuring costs paid	(1,775)
Currency translation adjustment	(8)

Balance at end of period	$164

At December 31, 2012, the remaining accrued restructuring obligation of $164 (March 31, 2012 – zero), primarily related to outplacement costs, was included in accrued and other current liabilities.

(c) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. The decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was completed by March 31, 2012.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility. As a result, the Company recorded lease obligation costs of $8,059 in the third quarter of fiscal 2012 based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017. The accrued lease obligation is reviewed quarterly and adjusted as required to ensure that it reflects the remaining obligation based on future lease expenditures and estimated future sublease rentals over the balance of the obligation period. During the second quarter of fiscal 2013, the Company recorded additional restructuring costs of $1,020 as a result of a revised estimate of the future sublease rentals. The Company recorded accretion expense of $109 and $318 in the three and nine months ended December 31, 2012, respectively.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 August restructuring activities for the nine months ended December 31, 2012 and 2011 is summarized in the following tables.

	Nine months ended December 31, 2012
	Lease Obligation Costs	Employee Termination Costs	Other Restructuring Costs	Total
Balance at beginning of period	$7,788	$—	$—	$7,788
Restructuring costs paid	(1,933)	—	—	(1,933)
Accretion expense	318	—	—	318
Adjustments	1,020	—	—	1,020
Currency translation adjustment	(2)	—	—	(2)

Balance at end of period	$7,191	$—	$—	$7,191

	Nine months ended December 31, 2011
	Lease Obligation Costs	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$8,059	$3,745	$1,377	$13,181
Restructuring costs paid	—	(3,335)	(1,377)	(4,712)
Currency translation adjustment	56	(66)	—	(10)

Balance at end of period	$8,115	$344	$—	$8,459

To date the Company has incurred restructuring costs of $14,713, comprised of employee termination benefits of $3,745, lease obligation costs of $9,513 and other restructuring costs of $1,455.

During the nine months ended December 31, 2011, the Company also recorded $1,359 in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities. These costs were recorded in cost of sales in the consolidated statements of operations and are therefore not included in the preceding table.

At December 31, 2012, the current portion of the accrued restructuring obligation of $2,257 (March 31, 2012 – $2,280) was included in accrued and other current liabilities with the remaining long-term portion of $4,934 (March 31, 2012 – $5,508) included in other long-term liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

3. Trade receivables

	December 31, 2012	March 31, 2012
Trade receivables	$84,525	$97,390
Allowance for doubtful receivables	(6,021)	(3,104)

	$78,504	$94,286

4. Inventory

	December 31, 2012	March 31, 2012
Finished goods	$66,501	$106,614
Raw materials	4,125	5,704
Provision for obsolescence	(7,697)	(1,508)

	$62,929	$110,810

The provision for obsolescence is related to finished goods and raw materials inventory.

5. Property and equipment

	December 31, 2012	March 31, 2012
Cost
Building	$73,818	$73,626
Information systems, hardware and software	74,335	62,519
Assembly equipment, furniture, fixtures and other	41,794	44,398
Assets under construction	5,927	8,253

	195,874	188,796
Accumulated depreciation and amortization
Building	11,650	9,406
Information systems, hardware and software	49,937	39,414
Assembly equipment, furniture, fixtures and other	30,659	30,409

	92,246	79,229
Net book value
Building	62,168	64,220
Information systems, hardware and software	24,398	23,105
Assembly equipment, furniture, fixtures and other	11,135	13,989
Assets under construction	5,927	8,253

	$103,628	$109,567

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

6. Goodwill

Changes to the carrying amount of goodwill during the three months ended December 31, 2012 were as follows:

Balance at March 31, 2012	$34,173
Impairment of goodwill	(34,173)

Balance at December 31, 2012	$—

Goodwill is assessed annually for impairment during the third quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. When a qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, an impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount is greater than zero and its fair value exceeds its carrying amount, goodwill is not impaired and no further testing is required. The second step is carried out when the carrying amount exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. If the carrying amount is zero or negative, the second step of the impairment test is performed when it is more likely than not that a goodwill impairment exists.

During the nine months ended December 31, 2012, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. As a result, the second step of the goodwill impairment test was performed.

The estimated fair value of the Company was determined utilizing an income approach which was then corroborated with a market approach. Under the income approach, the Company calculates the fair value of its single reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used estimates the rate a market participant would expect and is calculated based on the weighted-average cost of capital adjusted for the relevant risk associated with company-specific characteristics and the uncertainty related to the Company’s ability to execute on the projected cash flows. Under the market approach, the Company’s market capitalization was used as a key input for the determination of the fair value of the Company. The Company believes that the market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arms-length transaction.

The impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value detailed above as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after assigning fair value to net assets, including working capital, property and equipment and both recognized and unrecognized intangible assets.

Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment charge of $34,173 and reported this amount as a separate line item in the consolidated statements of operations.

The Company considered as part of the impairment test the recoverable amount of its other long-lived assets and concluded that these assets were not impaired.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

7. Intangible assets

	December 31, 2012	March 31, 2012
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	4,020	3,814

	51,120	50,914
Accumulated amortization
Acquired technology	14,416	10,396
Customer relationships	9,421	6,796
Other intellectual property	1,918	1,383

	25,755	18,575
Net book value
Acquired technology	15,184	19,204
Customer relationships	8,079	10,704
Other intellectual property	2,102	2,431

	$25,365	$32,339

8. Long-term debt and credit facilities

	December 31, 2012	March 31, 2012
First lien facility	$288,988	$291,275
Current portion of long-term debt	(3,050)	(3,050)

	$285,938	$288,225

All debt and credit facilities are U.S. dollar facilities.

The First lien facility matures on August 28, 2014 and bears interest at LIBOR plus 3.0%. The Company has two revolving credit facilities totaling $100,000 that form part of the First lien facility: a $45,000 facility that bears interest at LIBOR plus 2.0% and a $55,000 facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of December 31, 2012.

9. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

(ii) Issued and outstanding

Shares outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2012	41,762,810	218,300	79,464,195	121,445,305
Participant Equity Loan Plan	(217,500)	217,500	—	—
Stock-based compensation	76,630	(25,298)	—	51,332
Shares repurchased for cancellation	(574,954)	—	—	(574,954)

December 31, 2012	41,046,986	410,502	79,464,195	120,921,683

Stated amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2012	$458,585	$(593)	$238,407	$696,399
Participant Equity Loan Plan	106	(316)	—	(210)
Stock-based compensation	232	69	—	301
Shares repurchased for cancellation	(5,435)	—	—	(5,435)

December 31, 2012	$453,488	$(840)	$238,407	$691,055

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase Class A Subordinate Voting Shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

In 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the Initial Public Offering (“IPO”) transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the following two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares was recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapsed. The expense is included in selling, marketing and administration expense and research and development expense, with an offsetting credit to additional paid-in capital and was adjusted to reflect expected forfeitures based on Company historical data. The impact of the Plan amendment was fully amortized at September 30, 2012. The total value expensed in the nine months ended December 31, 2012 and 2011 was $590 and $4,925, respectively.

On November 20, 2012 certain terms of the Plan were amended. All Plan shares previously held in trust by the Company as security against the Plan loans are to be released to Plan participants, with remaining loan balances continuing to be secured by these shares. Any proceeds from the sale of these shares must first be applied against any outstanding loan balance. Additional compensation was also provided to Plan participants for the purpose of loan repayments. Participants will receive the first installment in the fourth quarter of fiscal 2013 and a second installment, provided they continue to be employed by the Company, in the third quarter of fiscal

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

2014. The compensation of $1,209 to be paid in the fourth quarter of 2013 was accrued at December 31, 2012 and is included in selling, marketing and administration expense and research and development expense. The second installment of $858 will be accrued evenly over the next twelve months.

As a result of these amendments, the compensatory benefit of the 541,975 Plan shares with outstanding loans was determined at the date of the Plan amendment using the Black-Scholes-Merton (“BSM”) option pricing model. The exercise price used of $1.30 was the market price of a Class A Subordinate Voting Share on that date which equaled the remaining loan balance for each share. The total benefit of $338 has been reported as stock-based compensation expense in the three months ended December 31, 2012 with an offset to additional paid-in capital. In addition, interest is no longer being charged on Plan loans retroactive to April 1, 2012. As a result, accrued interest of $44 was reversed in the three months ended December 31, 2012. Total loans amounted to $1,772 at December 31, 2012 (2011 – $2,272).

Share capital increased by $270 in the nine months ended December 31, 2012 as a result of Plan activity which consisted of loan principal and interest repayments totaling $275 and foreign exchange adjustments of $(5). Share capital increased by $351 in the nine months ended December 31, 2011, as a result of Plan activity which consisted of loan principal and interest repayments totaling $316, interest accrued during the period of $83 and foreign exchange adjustments of $118. Also, during the nine months ended December 31, 2012, 297,500 (2011 – 133,500) shares of employees who left the Company were repurchased by a subsidiary company resulting in a net reduction in share capital of $480 (2011 – $283). Stock based compensation paid related to these repurchases amounted to $53 (2011 – nil). In the nine months ended December 31, 2012, 25,298 Class A Subordinate Voting Shares – Treasury Shares, held by a subsidiary company, were transferred to certain employees in settlement of vested restricted share units (note 10(c)) which resulted in an increase in share capital of $218 including a $164 reclassification of additional paid-in capital to share capital. In the three months ended December 31, 2012, 80,000 Class A Subordinate Voting Shares – Treasury Shares held by a subsidiary company were transferred to the parent company and cancelled resulting in a reduction in share capital of $164.

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000, or approximately 9%, of the Company’s 44,308,596 Class A Subordinate Voting Shares outstanding at that time. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. In the nine months ended December 31, 2012, the Company repurchased for cancellation 494,954 Class A Subordinate Voting Shares at an average price of $1.51 per share for a total purchase price of $750, resulting in a reduction to stated capital of $5,435 and corresponding credit to additional paid-in capital of $4,685. During the share repurchase plan period, the Company repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 per share for a total purchase price of $10,505. All the repurchased shares have been cancelled.

(d) Issuance of treasury shares

In the three months ended December 31, 2012, 51,332 Class A Subordinate Voting Shares were issued at the current market price of $1.62 for settlement of vested RSUs resulting in a net increase in share capital of $83 and a reduction in additional paid-in capital of $83 (note 10(c)).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

10. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At December 31, 2012 there were 6,278,685 stock-based awards available for future grant. Total stock-based compensation expense including the total value expensed as part of the Participant Equity Loan Plan (note 9) was $2,832 and $7,984 for the nine months ended December 31, 2012 and 2011, respectively.

(a) Stock options

A summary of the status of the Company’s stock options at December 31, 2012 and 2011 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,				Nine months ended December 31,
	2012		2011		2012		2011
	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option
Balance at beginning of period	3,509,675	$7.65	3,153,213	$9.91	3,000,657	$9.11	1,416,000	$16.24
Granted	370,000	$1.29	179,409	$4.40	1,122,000	$1.51	2,096,491	$5.61
Exercised	—	$—	—	$—	—	$—	—	$—
Forfeited	(518,632)	$6.99	(203,348)	$14.88	(761,614)	$6.99	(383,217)	$14.98

Balance at end of period	3,361,043	$7.05	3,129,274	$9.27	3,361,043	$7.05	3,129,274	$9.27

Exercisable at end of period	284,418	$15.49	16,618	$17.00	284,418	$15.49	16,618	$17.00

The options granted in the nine months ended December 31, 2012 and 2011 will vest over four years.

Stock-based compensation (recovery) expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended December 31, 2012 was $(26) (2011 – $661), and for the nine months ended December 31, 2012 was $1,019 (2011 – $2,033). As at December 31, 2012, the total compensation cost not yet recognized related to stock options was $2,285.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Fair value of stock options granted during the period	$0.61	$1.57	$0.72	$2.02
Assumptions
Risk-free interest rate	0.51%	0.64%	0.49% - 0.53%	0.64% - 1.42%
Volatility	62.2%	45.0%	62.2% - 64.7%	45.0%
Expected life in years	4.0	4.0	4.0	4.0
Expected dividend yield	0%	0%	0%	0%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three and nine months ended December 31, 2012 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed volatility for options granted prior to April 1, 2012 was the Company’s estimate of the future volatility of its share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and reviews these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10.0% at December 31, 2012.

Change in accounting policy

As discussed in note 1(b), during the three months ended December 31, 2012, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. The total impact of this change since the plan inception was an increase in stock-based compensation of $1,548 with an offsetting increase to additional paid-in capital. The change resulted in a current year expense of $303 with an increase to the April 1, 2012 opening deficit of $1,245.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

The following tables show the effects of the change in accounting policy on the consolidated statements of operations and consolidated balance sheets presented.

Consolidated Statements of Operations
	Three months ended December 31, 2012		Nine months ended December 31, 2012
	As computed under straight-line method	As reported under graded method	As computed under straight-line method	As reported under graded method
Selling, marketing and administration	$40,455	$40,380	$130,615	$130,776
Research and development	12,268	12,244	37,395	37,438
Net loss	(50,918)	(50,819)	(35,557)	(35,761)
Loss per share
Basic	$(0.42)	$(0.42)	$(0.29)	$(0.30)
Diluted	$(0.42)	$(0.42)	$(0.29)	$(0.30)

Consolidated Statements of Operations
	Three months ended December 31, 2011		Nine months ended December 31, 2011
	As reported under straight-line method(1)	As adjusted under graded method	As reported under straight-line method(1)	As adjusted under graded method
Selling, marketing and administration	$44,124	$44,175	$133,765	$134,124
Research and development	12,279	12,358	37,149	37,354
Net income	10,829	10,699	34,475	33,911
Earnings per share
Basic	$0.09	$0.09	$0.28	$0.27
Diluted	$0.09	$0.09	$0.28	$0.27

(1)	As reported figures reflect certain reclassifications that have been made to conform to current period’s presentation.

Consolidated Balance Sheets
	December 31, 2012		March 31, 2012
	As computed under straight-line method	As reported under graded method	As reported under straight-line method	As adjusted under graded method
Additional paid-in capital	$40,898	$41,102	$32,864	$34,109
Deficit	$(766,892)	$(767,096)	$(730,090)	$(731,335)

The following tables show the effects of the change in accounting policy on the consolidated statements of operations and consolidated balance sheets in the preceding interim periods in the current fiscal year and the previous annual report.

Consolidated Statements of Operations
	Three months ended September 30, 2012		Three months ended June 30, 2012
	As reported under straight-line method	As adjusted under graded method	As reported under straight-line method	As adjusted under graded method
Selling, marketing and administration	$42,088	$42,291	$48,106	$48,105
Research and development	11,919	11,973	13,174	13,221
Net income	13,910	13,653	1,451	1,405
Earnings per share
Basic	$0.12	$0.11	$0.01	$0.01
Diluted	$0.11	$0.11	$0.01	$0.01

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

Consolidated Statements of Operations
	Year ended March 31, 2012		Year ended March 31, 2011
	As reported under straight-line method(1)	As adjusted under graded method	As reported under straight-line method(1)	As adjusted under graded method
Selling, marketing and administration	$180,326	$180,837	$182,499	$182,910
Research and development	49,807	50,032	51,333	51,431
Net income	31,780	31,044	69,355	68,846
Earnings per share
Basic	$0.26	$0.25	$0.53	$0.53
Diluted	$0.26	$0.25	$0.53	$0.53

(1)	As reported figures reflect certain reclassifications that have been made to conform to current period’s presentation.

Consolidated Balance Sheets
	September 30, 2012		June 30, 2012		March 31, 2011
	As reported under straight-line method	As adjusted under graded method	As reported under straight-line method	As adjusted under graded method	As reported under straight-line method	As adjusted under graded method
Additional paid-in capital	$39,833	$41,381	$38,111	$39,402	$8,672	$9,181
Deficit	$(714,729)	$(716,277)	$(728,639)	$(729,930)	$(761,870)	$(762,379)

The change in accounting policy on the consolidated statements of cash flows in all periods impacted resulted in a decrease to net income with an offsetting increase to stock-based compensation expense with no net impact on cash provided by operating activities.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

A summary of the status of the Company’s DSUs at December 31, 2012 and 2011 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
	Number of DSUs		Number of DSUs
Balance at beginning of period	60,000	30,000	30,000	—
Granted	—	—	30,000	30,000
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance at end of period	60,000	30,000	60,000	30,000

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

During the nine months ended December 31, 2012, the Company issued 30,000 DSUs. Compensation expense relating to DSUs for the three and nine months ended December 31, 2012 included in selling, marketing and administration expense amounted to nil and $49, respectively (nil and $175 for the three and nine months ended December 31, 2011, respectively).

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives and senior management of the Company and may be settled in cash or shares of the Company at the option of the Company.

A summary of the status of the Company’s RSUs at December 31, 2012 and 2011 and changes during the three and nine months then ended is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
	Number of RSUs		Number of RSUs
Balance at beginning of period	2,813,110	648,750	595,075	—
Granted	380,000	—	2,680,000	648,750
Exercised	(51,332)	—	(76,630)	—
Forfeited	(825,969)	(18,750)	(882,636)	(18,750)

Balance at end of period	2,315,809	630,000	2,315,809	630,000

Vested at end of period	—	—	—	—

During the nine months ended December 31, 2012, the Company issued 2,483,000 time-based RSUs which vest evenly over three years. Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three and nine months ended December 31, 2012 included in selling, marketing and administration expense and research and development expense amounted to $265 and $1,037, respectively ($212 and $455 for the three and nine months ended December 31, 2011).

On June 22, 2012, 76,630 time-based RSUs vested with a fair value at the date of grant of $447. The value on the vesting date was $142. In the second quarter of fiscal 2013, 25,298 of these vested RSUs were settled through the transfer of 25,298 Class A Subordinate Voting Shares to holders of the vested RSUs. To effect this settlement, the Company purchased 25,298 Class A Subordinate Voting Shares from a wholly owned subsidiary. These shares had been acquired by the subsidiary from former participants of the Participant Equity Loan Plan (note 9(b)). The Company purchased the shares from the subsidiary at their fair market value at the date of settlement. In the three months ended December 31, 2012, the remaining 51,332 vested RSUs were settled through the issuance of treasury shares (note 9(d)).

During the nine months ended December 31, 2012, the Company also issued 197,000 performance-based RSUs to executives of the Company. These performance-based RSUs vest after three years upon meeting total shareholder return performance criteria measured against a group of peer companies. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation (recovery) expense relating to performance-based RSUs for the three and nine months ended December 31, 2012 included in selling, marketing and administration expense and research and development expense amounted to $(603) and $(254), respectively ($183 and $396 for the three and nine months ended December 31, 2011).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

As at December 31, 2012, estimated total compensation expense not yet recognized related to all RSUs was $2,459.

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Nine months ended December 31,
	2012	2011
(Loss) income before income taxes	$(38,230)	$44,446
Combined tax rate	25.00%	26.13%

Expected income tax (recovery) expense	(9,558)	11,614
Adjustments
Non-deductible, non-taxable items	1,018	4,834
Impairment of goodwill	8,543	—
Variation in foreign tax rates	409	969
Deferred income tax rate differences	320	378
Change in valuation allowance	931	(399)
Investment tax credits—current year	(4,336)	(4,025)
Investment tax credits—prior years	(179)	(3,706)
Other	383	870

Income tax (recovery) expense	$(2,469)	$10,535

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada and the U.S. are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

12. Product warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The accrued warranty obligation is reviewed quarterly to establish that it reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from the estimates. The accrued warranty obligation is included in accrued and other current liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

The change in the Company’s accrued warranty obligation for the three and nine months ended December 31, 2012 and 2011 is summarized in the following table.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Accrued warranty obligation at beginning of period	$17,654	$10,893	$17,514	$11,543
Actual warranty costs incurred	(4,130)	(3,612)	(10,937)	(11,603)
Warranty provision	6,971	4,628	13,643	12,881
Currency translation adjustment	(218)	340	57	(572)

Accrued warranty obligation at end of period	$20,277	$12,249	$20,277	$12,249

13. (Loss) earnings per share amounts

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Net (loss) income for basic and diluted earnings per share available to common shareholders	$(50,819)	$10,699	$(35,761)	$33,911
Weighted-average number of shares outstanding—basic	120,921,683	122,032,587	121,091,450	123,150,160
Effect of dilutive securities—stock-based compensation	—	660,000	—	660,000

Weighted-average number of shares outstanding—diluted	120,921,683	122,692,587	121,091,450	123,810,160

(Loss) earnings per share
Basic	$(0.42)	$0.09	$(0.30)	$0.27
Diluted	$(0.42)	$0.09	$(0.30)	$0.27

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis for the three and nine months ended December 31, 2012 and 2011. Options to purchase 3,361,043 Class A Subordinate Voting Shares were outstanding at December 31, 2012. All dilutive securities including options to purchase Class A Subordinate Voting Shares, DSUs and RSUs are excluded from the computation of diluted loss per share for the nine months ended December 31, 2012 as their impact is anti-dilutive.

During the three and nine months ended December 31, 2011, 131,000 and 2,012,574 options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting Shares for the three and nine months ended December 31, 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the three and nine months ended December 31, 2011.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

14. Guarantees and contingencies

(a) Securities Class Actions

SMART Technologies Inc. Securities Litigation

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. After a series of motions, the court-appointed Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a consolidated amended class action complaint in the New York court in November 2011. A motion to dismiss the case was filed by the defendants on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. On January 11, 2013, the Court issued an order certifying a class defined as: “All persons or entities who purchased or otherwise acquired (and did not sell) SMART common stock in the United States prior to November 10, 2010, pursuant or traceable to the Offering Materials. With respect to claims brought under section 12(a)(2), the class is limited to U.S. purchasers of SMART stock in the July 14, 2010, initial public offering.” The case is now in the discovery phase of the process with trial currently scheduled for July 2013.

Tucci v. SMART Technologies Inc. et al.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Lefever/Runnels Action”). A second class proceeding was subsequently initiated by the same law firm with an Ontario-based representative plaintiff in May 2011 (the “Tucci Action”). The certification motion in the Tucci Action was heard on February 1, 2013. While the parties consented to certain terms of certification, including terms dismissing the Lefever/Runnels Action, the court heard arguments as to whether secondary market purchasers should be included in the class definition to be certified in the Tucci Action. On February 4, 2013, the court released its decision and certified a class limited to primary market purchasers of SMART shares during the IPO from underwriters domiciled in Canada. The court refused to certify the claims alleged on behalf of secondary market purchasers in the Tucci action.

Harper v. SMART Technologies Inc., et al.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer. In November 2012, the defendants filed a motion to stay the Harper action pending resolution of SMART Technologies Inc. Securities Litigation in the Southern District of New York. That motion remains pending.

All of the claims in Canada and the United States are essentially based on the allegation that the Company misrepresented or omitted to fully disclose demand for its products.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

The foregoing litigation proceedings are in their early stages. As a result, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company with such proceedings (or any related proceedings).

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, the Company may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by the Company and each director and officer on or about the time of their appointment to their respective office.

(c) Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, the Company is involved in various other claims and litigation from time to time arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor and the Company is not able to make any determination with respect to the amount of any damages that might be awarded against the Company in connection with such matters, the Company does not currently believe that the outcome of such other claims and litigation, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity

15. Segment disclosures

The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Revenue
United States	$74,945	$91,177	$273,569	$357,572
Canada	9,647	12,608	32,109	39,469
Europe, Middle East and Africa	45,233	60,815	139,595	145,295
Rest of World	9,109	20,551	38,969	55,504

	$138,934	$185,151	$484,242	$597,840

For the nine months ended December 31, 2012 and 2011, no single customer accounted for more than 10% of revenues.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

16. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 3).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$119,795	$—	$—	$119,795
Derivative instruments	—	273	—	273

Total assets	$119,795	$273	$—	$120,068

Liabilities
Derivative instruments	$—	$2,270	$—	$2,270

Total liabilities	$—	$2,270	$—	$2,270

March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$76,114	$—	$—	$76,114
Derivative instruments	—	891	—	891

Total assets	$76,114	$891	$—	$77,005

Liabilities
Derivative instruments	$—	$908	$—	$908

Total liabilities	$—	$908	$—	$908

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

(a) Fair value of derivative contracts

December 31, 2012
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$230 (776 (291	) )	Jan 2013 to Oct 2013 Jan 2013 to Nov 2013 Jan 2013 to Nov 2013	0.9938 - 1.0325 1.2458 - 1.3364 1.5780 - 1.6162	USD 30,000 EUR 18,000 GBP 11,000

	$(837)

Interest rate derivative contracts	$(1,160)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

March 31, 2012
	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$749 95 (144)	Apr 2012 to Jan 2013 Apr 2012 to Jan 2013 Apr 2012 to Feb 2013	0.9798 - 1.0617 1.3304 - 1.3617 1.5556 - 1.6068	USD 24,000 EUR 7,000 GBP 7,500

	$700

Interest rate derivative contracts	$(717)	Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $273 is included in other current assets at December 31, 2012 (March 31, 2012 – $891). The fair value of foreign exchange derivative contracts of $1,110 is included in accrued and other current liabilities at December 31, 2012 (March 31, 2012 – $191). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded a loss of $1,527 and a gain of $3,690 for the three months ended December 31, 2012 and 2011, respectively and losses of $267 and $1,419 for the nine months ended December 31, 2012 and 2011, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $696 at December 31, 2012 (March 31, 2012 – $484). The fair value of interest rate derivative contracts included in other long-term liabilities is $464 at December 31, 2012 (March 31, 2012 – $233). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $172 and $488 for the three months ended December 31, 2012 and 2011, respectively and a loss of $442 and a gain of $1,081 for the nine months ended December 31, 2012 and 2011, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived by the Company’s counterparties to such contracts, all of which are independent third parties. The assets and liabilities are valued by such third parties using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates. Valuations are reviewed by the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the nine months ended December 31, 2012 and 2011

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. We estimate our credit risk based on our corporate credit rating and the credit rating on our variable-rate long-term debt and utilize benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt as at December 31, 2012 and March 31, 2012, are as follows.

	December 31, 2012		March 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$288,988	$294,712	$291,275	$289,340

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

17. Related party transactions

All transactions with related parties were nominal for the nine months ended December 31, 2012 and 2011.

18. Subsequent event

In December 2012, the Company entered into a conditional purchase and sale agreement with the intent of executing a sale-leaseback of its global headquarters building located in Calgary, Canada. Assuming all conditions of the sale are met, the Company expects to close the transaction in the fourth quarter of fiscal 2013.

19. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.